Exhibit 21
SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION

OPKO Instrumentation, LLC	Delaware

OPKO Pharmaceuticals, LLC	Delaware

Froptix LLC	Florida

Ophthalmics Technology, Inc.	Ontario, Canada

Vidus Ocular, Inc.	Delaware

Pharma Genexx, S.A.	Chile

Pharmacos Exakta S.A. de C.V.	Mexico